Exhibit (14)c.

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation in this Amendment No. 1 to the Registration Statement (No. 333-228216) on Form N-14 of Sierra Income Corporation of our report dated March 29, 2018, except for the retrospective application of the change in accounting principle relating to the accounting for performance fees earned which represent a capital allocation to the general partner or investment manager, described in the last paragraph of the Investments section of Note 2, as to which the date is November 6, 2018, relating to the consolidated financial statements of Medley Management Inc., appearing in this Registration Statement filed by Sierra Income Corporation on December 20, 2018.

We also consent to the reference to our firm under the headings “Selected Financial and Other Data of MDLY” and “Experts” in such Registration Statement.

/s/ RSM US LLP

New York, New York

December 20, 2018